

Mail Stop 3720

August 21, 2009

Via U.S. Mail and Facsimile (561) 750-9795
Mr. Roger Ralston
Chief Executive Officer
DirectView Holdings, Inc.
7700 West Camino Real, Suite 403
Boca Raton, FL 33443

> **Re: DirectView Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 27, 2009**
> **File No. 000-53741**

Dear Mr. Ralston:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 2

2.	We note the existence of a holding company, DirectView Technology Group, Inc. with a wholly-owned subsidiary Homeland Integrated Security. It appears Technology Group, through its subsidiary, provides similar teleconferencing and security products and services to those of DirectView Holdings, Inc. and its subsidiaries. In addition, we note Mr. Ralston's affiliation with Technology Group and its subsidiary as Chief Executive Officer. Further, we note one of the subsidiaries of Holdings, DirectView Video Technologies, Inc., is listed as a subsidiary of Technology Group on its website, www.directviewtechnologies.com.

	Please revise your disclosure to more fully describe and discuss the general development of your business over the past five years, including its subsidiaries and any predecessors, including, as applicable the relationship between and among Technology Group, Homeland, and Holdings. Please refer to Item 101 of Regulation S-K. Include a discussion of Mr. Ralston's involvement in all three entities. Please also discuss whether Holdings and Technology Group compete for customers, and whether there are any potential conflicts of interest because of their similar businesses and common control, to the extent such control exists.

3.	Please revise to more fully discuss the operations of each subsidiary you disclose on page two.

4.	We note your disclosure on page 18, discussing nine major customers who accounted for approximately $174,000 or 44% of your revenues during 2007. We also note that in 2008 these nine major customers accounted for approximately $18,000 of your revenues. Please identify all customers whose sales generate 10% or more of the company's revenues, as appropriate. Refer to Item 101(c)(1)(vii) of Regulation S-K. When discussing significant customers, you should name such customers and provide quantitative disclosure in terms of significance to revenues that each customer represents to the extent practicable. In addition, if you have binding contracts or agreements with these customers, you should file the material contract(s) with these customers as exhibits or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

5.	Please provide applicable disclosure with respect to your intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

6.	Please advise whether you have a website. Refer to Item 101(e)(3) of Regulation S-K.

Employees, page 6

7.   We note your disclosure that you currently have four full-time employees. Clarify whether the three members of management are included in this figure. We note your disclosure on page four that you currently have 3 sales/marketing employees in your direct sales force. See Item 101(h)(4)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 6

8.   Please expand your risk factor disclosure to provide discussion related to Mr. Ralston's holding of 87.5% of the aggregated voting power of the company.

Management's Discussion and Analysis or Plan of Operation, page 10

Liquidity and Capital Resources, page 20

9.   We note on page 21 that you state you will need to raise significant additional capital to fund your operating expenses, pay obligations and grow the company. Please clarify this discussion and include your expectations specific to the next 12 months, from the date of the most recent financial statements. Include discussion related to your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Also, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

10.   Revise your disclosure to identify the third party to whom Mr. Ralston pledged 500,000 shares of common stock. We note your disclosure in footnote one of the beneficial ownership table. Also, please revise to include Item 404 related party disclosure if applicable.

Item 6. Executive Compensation, page 24

Summary Compensation Table

11.   We note your disclosure in the Notes to the Financial Statements that the Company "…has accrued salaries payable to the Chief Executive Officer and a Principal Officer of the Company as of December 31, 2008 and 2007 amounting to $404,737 and $236,575, respectively…" Revise your table to reflect the accrued salary figures for your named executive officers. For example, salaries earned in 2007 but paid in 2008 or at a later date, should be reflected in the table as compensation for fiscal year 2007. Refer to Item 402(n)(2)(iii) of Regulation S-K. Further, include all compensation awarded to, earned by or paid to the

Company's Chief Executive Officer and each of the other executive officers that were serving as executive officers for the past two fiscal years. We note your disclosure that Ms. Michele Ralston has served as the Company's Chief Financial Officer since inception in October 2006.

How Mr. Ralston's compensation is determined, page 25

12.   We note your disclosure that the amount of compensation payable to Mr. Ralston is arbitrarily determined and can be increased at any time upon the determination of the Board of Directors. Revise your disclosure to discuss what factors the Board considers in deciding whether to increase or decrease compensation materially.

Item 7. Certain Relationships and Related Party Transactions, page 25

13.   Revise your disclosure here and on page 21 to identify the affiliated company owned by Mr. Ralston that as of March 31, 2009, is owed $30,260 by the Company. Refer to Item 404(a)(1) of Regulation S-K.

14.   Include disclosure related to the accrued salaries payable to your executive officers in this section.

Item 10. Recent Sales of Unregistered Securities, page 27

15.   Revise your disclosure in this section to include the issuance of 100,000 shares for "legal services rendered valued at $50,000" in fiscal 2008. Refer to Item 701 of Regulation S-K. We note your disclosure on pages 19 and F-16 discussing the issuance.

Financial Statements

Note 10 – Subsequent Events, page F-17

16.   We note in April 2009 you issued 50,000 shares of common stock in connection with accounting services rendered. Explain to us in detail the nature of the accounting services that were provided to the company and identify the recipient of the shares. Also, tell us if you have issued any shares to Sherb & Co., LLP.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director